UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 1 to

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                       Sun International Hotels Limited
                               (Name of Issuer)

                  Ordinary Shares, $.001 par value per share
                        (Title of Class of Securities)

                                   P8797T13
                                (CUSIP Number)

                               Charles D. Adamo
                 Executive Vice-President and General Counsel
                       Sun International Hotels Limited
                                 Coral Towers
                           Paradise Island, Bahamas
                                (242) 363-6017
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications)

                                 July 3, 2001

            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    Page 1 of 40

                            Exhibit Index on Page 7

CUSIP No. P8797T13


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SUN INTERNATIONAL INVESTMENTS LIMITED
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC/CO
________________________________________________________________________________

Item 1. Security and Issuer

         This Statement relates to the ordinary shares, $.001 par value per share (the "Ordinary Shares"), of Sun International Hotels Limited (the "Issuer"), a corporation organized under the laws of the Commonwealth of The Bahamas. The address of the principal executive offices of the Issuer is Coral Towers, Paradise Island, The Bahamas.

Item 2. Identity and Background

         Sun International Investments Limited,
          a British Virgin Islands holding company ("SIIL")
         Trident Trust Company Limited
         PO Box 146
         Road Town, Tortola
         British Virgin Islands

         SIIL is an investment company. Pending the execution of a Supplemental Agreement (the "Supplemental Agreement") to the Original Shareholders' Agreement relating to SIIL, SIIL has sole voting power over 16,112,000 Ordinary Shares and sole dispositive power over 13,487,000 Ordinary Shares. The Supplemental Agreement will be entered into substantially in the form of Exhibit A hereto and is incorporated herein by reference. Pursuant to the Supplemental Agreement, SIIL will be dissolved and the Ordinary Shares it holds will be distributed to its stockholders. The acquisition of the Ordinary Shares held by SIIL by such stockholders will be the subject of separate filings on Schedule 13D.

         Pending such dissolution and distribution, contemplated to occur as soon as practicable after the execution of the Supplemental Agreement, SIIL will, pursuant to an Irrevocable Proxy Agreement (the "Proxy Agreement"), to be entered into substantially in the form of Exhibit B hereto and incorporated herein by reference, grant an irrevocable proxy to represent and vote 6,143,501.6 Ordinary Shares to World Leisure Group Limited, 6,143,501.6 Ordinary Shares to Mangalitsa Limited and 1,200,376.8 Ordinary Shares to Cement Merchants SA.

Item 3.  Source of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction

         See the press release of the Issuer dated July 3, 2001, filed as Exhibit C hereto and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

         (a)      0

         (b)      Sole Voting Power:        0
                  Shared Voting Power:      0
                  Sole Dispositive:         0
                  Shared Dispositive Power: 0

         (c) No transactions in Ordinary Shares were effected by SIIL in the past sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the persons named in (a).

         (e)      Expected to be as of July 3, 2001


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to the terms of the Proxy Agreement, SIIL will grant an irrevocable proxy to represent and vote 6,143,501.6 Ordinary Shares to World Leisure Group Limited, 6,143,501.6 Ordinary Shares to Mangalitsa Limited and 1,200,376.8 Ordinary Shares to Cement Merchants SA.

Item 7. To Be Filed as Exhibits

         Exhibit No.       Description

     A. Form of Supplemental Agreement to the Original Shareholders' Agreement relating to Sun International Investments Limited dated October 1993 and to the Rosegrove Stockholders Agreement dated May 1994 among Kersaf Investments Limited, Sun International Inc., Sun Hotels International, Royale Resorts Holdings Limited, World Leisure Investments Limited, Sun Hotels Limited, World Leisure Group Limited, Royale Resorts International Limited, Caledonia Investments plc, Solomon Kerzner, Sun International Management Limited, Rosegrove Limited, Sun International Investments Limited, Mangalitsa Limited and Hog Island Holdings Limited.

     B. Form of Irrevocable Proxy Agreement among Sun International Hotels Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments plc, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

     C.   Press Release dated July 3, 2001, of Sun International Hotels
          Limited.

                                                                    Appendix A

             Directors and Executive Officers of Reporting Person

                     SUN INTERNATIONAL INVESTMENTS LIMITED

NAME/TITLE                 BUSINESS ADDRESS               CITIZENSHIP
----------                 ----------------               -----------

Peter Neville Buckley      Cayzer House                   British
Director                   1 Thomas More Street
                           London
                           EIWIYB

Sol Kerzner                Executive Officers             South African
Director                   Coral Towers
                           Paradise Island,
                           The Bahamas

Derek A. Hawton            3 Dandown Valley               South African
Director                   Crescent, Sandown
                           Sandton

Howard B. Kerzner          Executive Offices              South African
Director                   Coral Towers
                           Paradise Island,
                           The Bahamas

F. W. J. Kilbourn          Kersaf Investments             South African
Director                   Limited
                           PO Box 782121
                           Sandton 2146
                           South Africa

J. L. Herbez               Froriep Renggli & Partners     Swiss
Director                   4 rue Charles-Bonnet
                           Case Postale 399
                           CH-1211 Geneva 12
                           Switzerland

                                  Signatures

                  After reasonable inquiry and to the best of knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    July 6, 2001


                                   SUN INTERNATIONAL INVESTMENTS LIMITED

                                   by /s/ Charles D. Adamo
                                      -------------------------------------
                                      Name:  Charles D. Adamo
                                      Title: Authorized Signatory

                                 EXHIBIT INDEX

Exhibit No.   Description                                             Page

A             Form of Supplemental Agreement to the Original            8
              Shareholders' Agreement relating to Sun
              International Investments Limited dated
              October 1993 and to the Rosegrove Stockholders
              Agreement dated May 1994 among Kersaf
              Investments Limited, Sun International Inc.,
              Sun Hotels International, Royale Resorts
              Holdings Limited, World Leisure Investments
              Limited, Sun Hotels Limited, World Leisure
              Group Limited, Royale Resorts International
              Limited, Caledonia Investments plc, Solomon
              Kerzner, Sun International Management Limited,
              Rosegrove Limited, Sun International
              Investments Limited, Mangalitsa Limited and
              Hog Island Holdings Limited.

B.            Form of Irrevocable Proxy Agreement among Sun            31
              International Hotels Limited, Sun
              International Investments Limited, World
              Leisure Group Limited, Kersaf Investments
              Limited, Caledonia Investments plc, Mangalitsa
              Limited, Cement Merchants SA, Rosegrove
              Limited, Royale Resorts Holdings Limited and
              Sun International Inc.


C.            Press Release dated July 3, 2001, of Sun                 39
              International Hotels Limited.

                                                                      EXHIBIT A


Private & Confidential                                   Draft: 27, June 2001
WITHOUT PREJUDICE
FOR SETTLEMENT PURPOSES ONLY

SUBJECT TO CONTRACT

              Dated                                              2001
              -------------------------------------------------------
                        KERSAF INVESTMENTS LIMITED                (1)
                          SUN INTERNATIONAL INC.                  (2)
                         SUN HOTELS INTERNATIONAL                 (3)
                      ROYALE RESORTS HOLDINGS LIMITED             (4)
                     WORLD LEISURE INVESTMENTS LIMITED            (5)
                            SUN HOTELS LIMITED                    (6)
                        WORLD LEISURE GROUP LIMITED               (7)
                   ROYALE RESORTS INTERNATIONAL LIMITED           (8)
                         CALEDONIA INVESTMENTS PLC                (9)
                             SOLOMON KERZNER                     (10)
                   SUN INTERNATIONAL MANAGEMENT LIMITED          (11)
                            ROSEGROVE LIMITED                    (12)
                  SUN INTERNATIONAL INVESTMENTS LIMITED          (13)
                           MANGALITSA LIMITED                    (14)
                                      and
                       HOG ISLAND HOLDINGS LIMITED               (15)

              -------------------------------------------------------

                            SUPPLEMENTAL AGREEMENT
                                to the ORIGINAL
                            SHAREHOLDERS' AGREEMENT
                 and to the ROSEGROVE SHAREHOLDERS' AGREEMENT
                      (each as defined in this Agreement)
              -------------------------------------------------------

                          Contents

Clause                                                                  Page

1  Definitions and interpretation..........................................4

2  Business of the Company and at Rosegrave................................5

3  Termination of the Original Shareholders Agreement and the Rosegrove
   Shareholders Agreement..................................................6

4  Winding-up and Dissolution of the Company and Rosegrove.................7

5  Dealings with and transfers of shares...................................9

6  Rights to information...................................................9

7  Parties bound..........................................................10

8  Assignability..........................................................11

9  Not a partnership......................................................11

10 This Agreement to prevail..............................................11

11 Remedies to be cumulative..............................................12

12 Further assurance......................................................12

13 Announcements..........................................................12

14 Costs..................................................................12

15 Entire agreement.......................................................12

16 Miscellaneous..........................................................12

17 Notices................................................................14

18 Choice of law, submission to jurisdiction and address for service......19

THIS AGREEMENT is dated ........... 2001 and is made BETWEEN:

(1) KERSAF INVESTMENTS LIMITED ("(a company incorporated under the laws of the Republic of South Africa) whose registered office is at 3 Sandown Valley Crescent, Sandown, Sandton, Republic of South Africa ("Kersaf");

(2) SUN INTERNATIONAL INC. (a company incorporated under the laws of the Republic of Panama) whose principal office is at c/o Franco & Franco, Edificio Eastern, Avenue Federico Boyd, Piso no. 12 (Penthouse), Panama 5, Republic of Panama ("SII");

(3) SUN HOTELS INTERNATIONAL (an unlimited company incorporated under the laws of England) whose registered office is at 35 St. Thomas Street, London SE1 9SN ("SHIL");

(4) ROYALE RESORTS HOLDINGS LIMITED (a company incorporated under the laws of Bermuda) whose registered office is at Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda ("RRHL");

(5) WORLD LEISURE INVESTMENTS LIMITED (formerly Royale Resorts Limited) (a company incorporated under the laws of Bermuda) whose registered office is at Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda ("WLI");

(6) SUN HOTELS LIMITED (a company incorporated under the laws of Bermuda) whose registered office is at Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda ("Sun Hotels");

(7) WORLD LEISURE GROUP LIMITED (a company incorporated under the laws of the British Virgin Islands) whose registered office is at c/o Trident Trust Company Limited, P.O. Box 146, Road Town, Tortola, British Virgin Islands ("WLG");

(8) ROYALE RESORTS INTERNATIONAL LIMITED (a company incorporated under the laws of Bermuda) whose registered office is at Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda ("RRIL");

(9) CALEDONIA INVESTMENTS PLC (a company incorporated under the laws of England) whose registered office is at Cayzer House, 1 Thomas More Street, London E1W 1YB ("CI");

(10) SOLOMON KERZNER of Ibstone House, Ibstone, Nr. High Wycombe,
     Buckinghamshire HP14 3YA ("SK");

(11) SUN INTERNATIONAL MANAGEMENT LIMITED (a company incorporated under the laws of Bermuda) whose registered office is at Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda ("SIMLA");

(12) ROSEGROVE LIMITED (a company incorporated under the laws of the British Virgin Islands) whose registered office is at c/o Codan Trust Company
     (BVI) Ltd, Romasco Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands ("Rosegrove");

(13) SUN INTERNATIONAL INVESTMENTS LIMITED (a company incorporated under the laws of the British Virgin Islands) whose registered office is at c/o Trident Trust Company Limited, P.O. Box 146, Road Town, Tortola, British Virgin Islands (the "Company" or "SIIL");

(14) MANGALITSA LIMITED (a company incorporated under the laws of the Bahamas) whose registered address is Sandringham House, 83 Shirley Street, PO Box N3247, Nassau, Bahamas ("Mangalitsa"); and

(15) HOG ISLAND HOLDINGS LIMITED (a company incorporated under the laws of Bermuda) whose registered address is 41 Cedar Avenue, Hamilton, HM12, Bermuda ("Hog Island Holdings").

WHEREAS:

(A) The parties hereto (other than Mangalitsa and Hog Island Holdings) are parties to the Original Shareholders' Agreement recording, inter alia, the agreement of the parties thereto (other than the Company) in relation to the operation and management of the Company and its subsidiaries and investments, including SIHL, and the relationship between the shareholders of the Company.

(B) CI, Hog Island Holdings, RRHL, RRIL, Mangalitsa and Rosegrove are parties to the Rosegrove Shareholders' Agreement recording, inter alia, the agreement of the parties thereto (other than Rosegrove) in relation to the operation and management of Rosegrove and the relationship between the shareholders of Rosegrove.

(C) The Parties wish to procure the Winding-up and Dissolution of the Company and Rosegrove.

(D) This Agreement sets forth the agreements of the Parties with respect to the Winding-up and Dissolution of the Company and Rosegrove; this Agreement is supplemental to the Original Shareholders' Agreement and the Rosegrove Shareholders' Agreement (to the extent expressly provided herein) and is entered into to make certain variations and amendments to the Original Shareholders' Agreement and the Rosegrove Shareholders' Agreement.

NOW IT IS HEREBY AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Save as defined herein words and expressions defined in the Original Shareholders' Agreement shall have the same meanings where used herein.

1.2 In this Agreement and the Recitals unless the context otherwise requires:

1.2.1 the following expressions have the following meanings:

          "Act" means The International Business Companies Ordinance, 1984 of the British Virgin Islands;

          "Articles" means the Articles of Association of the Company as altered from time to time;

          "Continuing Agreements" means the Omnibus Agreement and the Registration Rights and Governance Agreement and which are in the agreed form, each entered into of even date herewith, together with all the documents which are or are required by such agreements to be entered into by the Parties or any of them;

          "Original Shareholders' Agreement" means the agreement between the parties hereto (other than Mangalitsa and Hog Island Holdings) dated 11 October 1993 referred to in Recital A;

          "Parties" means the parties to this Agreement;

          "Rosegrove Shareholders" means the holders of shares in Rosegrove, the current such holders being RRIL and Mangalitsa (as to 50% each);

          "Rosegrove Shareholders' Agreement" means the agreement relating to Rosegrove entered into between CI, Hog Island Holdings, RRHL, RRIL, Rosegrove, and Mangalitsa as read together with the supplemental deed thereto, entered into on 3 May 1994;

          "Shares" means shares in the capital of the Company;

          "Shareholders' Agreement Termination Date" means the date on which articles of dissolution (or the equivalent) in respect of the winding-up and dissolution of the relevant company are submitted to the Registrar of Companies of the British Virgin Islands in accordance with the Act or such other date on which the winding-up and dissolution of the relevant company commences in accordance with section 94(5) of the Act and "SIIL Shareholders' Agreement Termination Date" and "Rosegrove Shareholders' Agreement Termination Date" shall be construed accordingly;

          "SIIL Shareholders" means the holders of Shares from time to time, the current such holders being WLI and Rosegrove (as to 1/3 and 2/3 respectively);

          "SIHL" means Sun International Hotels Limited, a company incorporated in the Bahamas, whose registered office is at Coral Towers, Paradise Island, The Bahamas;

          "SIHL Shares" means shares in the capital of SIHL;

          "Winding-up and Dissolution" means the winding-up and dissolution of the relevant company in accordance with the Act;

1.2.2 any document expressed to be "in the agreed form" means a document in a form approved by the Parties (and for the purpose of identification signed by or on behalf of the Parties), subject to such amendments as may be agreed by the Parties;

1.2.3 references:

            (a) to clauses are, unless otherwise stated, to clauses of this Agreement;

            (b) to statutory provisions shall be construed as references to those provisions as respectively replaced, amended or re-enacted (whether before or after the date hereof) from time to time and shall include any provisions of which they are re-enactments (whether with or without modification) and any subordinate legislation made under such provisions;

            (c) to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, Court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

1.2.4 words importing the singular include the plural and vice versa, words importing a gender include every gender and references to persons include bodies corporate or unincorporated;

1.2.5 the headings to the clauses are for convenience only and shall not affect the construction or interpretation of this Agreement.

2     Business of the Company and of Rosegrove

2.1 From the date hereof up to and including the SIIL Shareholders' Agreement Termination Date, the business of the Company shall be to act as a holding or parent company in respect of the holding of the Company in SIHL, and the Parties shall (to the extent they are respectively able) procure that the Company shall be wound-up and dissolved as soon as practicable and accordingly that the Company shall not trade or conduct any business and shall not incur any liabilities nor acquire or dispose of any assets other than pursuant to the Winding-up and Dissolution of the Company.

2.2 From the date hereof up to and including the date of the SIIL Shareholders' Agreement Termination Date and without prejudice to the provisions of clauses 4.1 to 4.3 (inclusive), the SIIL Shareholders agree that a decision relating to the Company concerning any matter whatsoever (other than as envisaged by this Agreement) shall only be taken (whether in a meeting of the members of the Company or otherwise) with the prior approval by unanimous written resolution of the Board of the Company or by unanimous resolution of the Board of the Company at a meeting of the Board of the Company at which a quorum is present pursuant to clause 13.10 of the Original Shareholders' Agreement (excluding the operation of clause 13.12 of the Original Shareholders' Agreement).

2.3 From the date hereof up to and including the Rosegrove Shareholders' Agreement Termination Date, the business of Rosegrove shall be to act as a holding or parent company in respect of the holding of Rosegrove in the Company, and the Parties shall (to the extent they are respectively able) procure that Rosegrove shall be wound-up and dissolved as soon as practicable and accordingly that Rosegrove shall not trade or conduct any business and shall not incur any liabilities nor acquire or dispose of any assets other than pursuant to the Winding-up and Dissolution of Rosegrove.

2.4 From the date hereof up to and including the date of the Rosegrove Shareholders' Agreement Termination Date and without prejudice to the provisions of clauses 4.1 to 4.3 (inclusive), the Rosegrove Shareholders agree that a decision relating to Rosegrove concerning any matter whatsoever (other than as envisaged by this Agreement) shall only be taken (whether in a meeting of the members of Rosegrove or otherwise) with the prior approval by unanimous written resolution of the Board of Rosegrove or by unanimous resolution of the Board of Rosegrove at a meeting of the Board of Rosegrove at which a quorum is present pursuant to clause 3.10 of the Rosegrove Shareholders' Agreement (excluding the operation of clause 3.12 of the Rosegrove Shareholders' Agreement).

3 Termination of the Original Shareholders' Agreement and the Rosegrove Shareholders' Agreement

3.1 The Parties hereby agree and acknowledge that the provisions of clause 10 of the Original Shareholders' Agreement shall terminate on the date hereof when the Omnibus Agreement in the agreed form becomes effective and that the Original Shareholders' Agreement shall terminate on the SIIL Shareholders' Agreement Termination Date (without prejudice to the provisions of clause 3.6 of the Original Shareholders' Agreement which shall continue in full force and effect as referred to in the Omnibus Agreement, those provisions of clause 23 of the Original Shareholders' Agreement which are expressed to survive termination, the provisions of this Agreement and the provisions of the Continuing Agreements).

3.2 The Parties hereby agree and acknowledge that the Rosegrove Shareholders' Agreement shall terminate on the Rosegrove Shareholders' Agreement Termination Date (without prejudice to those provisions of clause 11 of the Rosegrove Shareholders' Agreement which are expressed to survive termination, the provisions of this Agreement and the provisions of the Continuing Agreements).

4     Winding-up and Dissolution of the Company and Rosegrove

4.1 WLG, CI, Mangalitsa, Hog Island Holdings, Kersaf, RRHL and Rosegrove shall procure (to the extent they are respectively able) that:

4.1.1 as soon as practicable after the date hereof and in any event no later than 6 July 2001 each of the Company and Rosegrove shall voluntarily commence to wind up and dissolve on a solvent basis by a resolution of the SIIL Shareholders or (as the case may be) the Rosegrove Shareholders or otherwise as required by the Act;

4.1.2 immediately thereafter the board of directors of each of the Company and Rosegrove shall authorise PricewaterhouseCoopers as liquidator and approve a plan of dissolution containing information as provided for in section 94 of the Act (including that the relevant company is, and will continue to be, able to discharge or pay or provide for the payment of all claims, debts, liabilities and obligations in full in compliance with such section 94);

4.1.3 immediately thereafter the SIIL Shareholders or (as the case may be) the Rosegrove Shareholders shall approve such plan of dissolution;

4.1.4 immediately thereafter articles of dissolution shall be executed by the Company or (as the case may be) Rosegrove and submitted to the Registrar of Companies in the British Virgin Islands; and

4.1.5 the Company and Rosegrove and their respective boards of directors shall generally do or procure the doing of and/or authorise all such acts, deeds and things and take all other steps as may be necessary or desirable to authorise, implement and complete the Winding-up and Dissolution of each of the Company and Rosegrove in accordance with the provisions of this clause and the Act.

4.2 Without prejudice to clause 4.1, WLG, CI, Mangalitsa, Hog Island Holdings, Kersaf, RRHL and Rosegrove shall procure (to the extent they are respectively able, including by entering into appropriate and customary agreements with the liquidator) that as a result of the Winding-up and Dissolution of the Company and Rosegrove:

4.2.1 as soon as practicable after the date hereof the 13,487,380 SIHL Shares held by the Company shall be distributed (as a result of the Winding-up and Dissolution of the Company) to the SIIL Shareholders:

            (a)   as to 1/3 to WLI (being 4,495,794 SIHL Shares); and

            (b)   as to 2/3 to Rosegrove (being 8,991,586 SIHL Shares);

4.2.2 immediately following the distributions made pursuant to clause 4.2.1 above, the SIHL Shares held by Rosegrove shall be distributed (as a result of the Winding-up and Dissolution of Rosegrove) to the Rosegrove Shareholders (being the 8,991,586 Shares distributed in accordance with clause 4.2.1 above together with the 2,625,000 Shares held directly by Rosegrove):

            (a)   as to1/2to RRIL (being 5,808,293 SIHL Shares); and

            (b)   as to1/2to Mangalitsa (being 5,808,293 SIHL Shares),

      and such parties shall procure (to the extent they are respectively able) that such distributions shall take place (and shall only take place) as nearly as possible at the same time so that the distributions referred to in clause 4.2.1 shall only be made if the distributions referred to in clause 4.2.2 will be made immediately thereafter.

4.3 Each of the parties referred to in clause 4.1 hereby undertakes to procure that any person it may have nominated to be a director of the Company or (as the case may be) Rosegrove will (to the extent that person is able) procure the passing of, and in any event vote in favour of, any resolution of the board of the Company or (as the case may be) Rosegrove necessary or desirable to enable the provisions of this clause 4 to be implemented and completed.

4.4 The Parties further undertake that they shall (so far as within his/their power to do so) do all they reasonably can to achieve completion of the Winding-up and Dissolution of each of the Company and Rosegrove as soon as practicable following the date hereof and in any event no later than 17 August 2001.

4.5 Each of the SIIL Shareholders hereby undertakes that it shall (so far as within its power to do so) do all it reasonably can to achieve the implementation and completion of the Winding-up and Dissolution of the Company on a solvent basis and each of the Rosegrove Shareholders hereby undertakes that it shall (so far as within its power to do so) do all it reasonably can to achieve the implementation and completion of the Winding-up and Dissolution of Rosegrove on a solvent basis. Accordingly:

            (a) each of WLI, RRIL and Mangalitsa agrees to contribute (or procure the contribution of) such monies or funds to the Company as may be necessary to ensure that all claims, debts, liabilities and obligations of the Company are discharged, paid and settled in full. Any such contribution shall be made as to 1/3 by each of WLI, RRIL and Mangalitsa (and WLG, Kersaf and CI unconditionally and irrevocably agree to procure that WLI, RRIL and Mangalitsa respectively comply with their respective obligations under this clause); and

            (b) each of RRIL and Mangalitsa agrees to contribute (or procure the contribution of) such monies or funds to Rosegrove as may be necessary to ensure that all claims, debts, liabilities and obligations of Rosegrove are discharged, paid and settled in full. Any such contribution shall be made as to 50% by each of RRIL and Mangalitsa (and Kersaf and CI unconditionally and irrevocably agree to procure that RRIL and Mangalitsa respectively comply with their respective obligations under this clause).

5      Dealings with and transfers of shares

5.1 WLG and Rosegrove hereby undertake to each other that they will not, prior to the SIIL Shareholders' Agreement Termination Date, do or enter into any arrangement to do any of the things referred to in sub-clauses
      (a) to (d) (inclusive) of clause 20.1 of the Original Shareholders' Agreement without the prior written consent of the other (and accordingly the operation of clauses 20.2 to 20.15 (inclusive) of the Original Shareholders' Agreement shall be excluded).

5.2 The Rosegrove Shareholders hereby undertake to each other that they will not, prior to the Rosegrove Shareholders' Agreement Termination Date, do or enter into any arrangement to do any of the things referred to in sub-clauses (a) to (d) (inclusive) of clause 7.1 of the Rosegrove Shareholders' Agreement without the prior written consent of the others (and accordingly the operation of clauses 7.2 to 7.13 (inclusive) of the Rosegrove Shareholders' Agreement shall be excluded).

6     Rights to information

6.1 Following the SIIL Shareholders' Agreement Termination Date the Parties shall procure (to the extent they are respectively able) that there shall be made available to any Party to the Original Shareholders' Agreement such books and records of the Company relating to the periods or parts thereof ending on or prior to the SIIL Shareholders' Agreement Termination Date (or the winding up of the Company) for inspection by such Party or its duly authorised representatives as that Party may reasonably request. Any such Party shall be entitled at its expense to make copies or extracts from any such books and records as it may reasonably require.

6.2 Following the Rosegrove Shareholders' Agreement Termination Date the Parties shall procure (to the extent they are respectively able) that there shall be made available to any Party to the Rosegrove Shareholders' Agreement such books and records of Rosegrove relating to the periods or parts thereof ending on or prior to the Rosegrove Shareholders' Agreement Termination Date (or the winding up of Rosegrove) for inspection by such Party or its duly authorised representatives as that Party may reasonably request. Any such Party shall be entitled at its expense to make copies or extracts from any such books and records as it may reasonably require.

7     Parties bound

7.1 To the extent lawful, the Company undertakes with each of the other Parties to be bound by and comply with the terms and conditions of this Agreement insofar as the same relate to the Company and to act in all respects as contemplated by this Agreement.

7.2 To the extent lawful, Rosegrove undertakes with each of the other Parties to be bound by and comply with the terms and conditions of this Agreement as the same relate to Rosegrove and to act in all respects as contemplated by this Agreement.

7.3 The SIIL Shareholders undertake with each other to exercise their powers in relation to the Company so as to ensure that the Company (including for this purpose its subsidiaries and subsidiary undertakings) fully and promptly observes, performs and complies with its obligations under this Agreement and to exercise their rights (as shareholders or otherwise) in a manner consistent with this Agreement.

7.4 The Rosegrove Shareholders undertake with each other to exercise their powers in relation to Rosegrove so as to ensure that Rosegrove (including for this purpose its subsidiaries and subsidiary undertakings) fully and promptly observes, performs and complies with its obligations under this Agreement and to exercise their rights (as shareholders or otherwise) in a manner consistent with this Agreement.

7.5 Each SIIL Shareholder undertakes with each other SIIL Shareholder that while it remains a party to this Agreement it will not (except as expressly provided for in this Agreement) agree to cast any of the voting rights exercisable in respect of any of the Shares held by it in accordance with the directions, or subject to the consent of, any other person (including another SIIL Shareholder).

7.6 Each Rosegrove Shareholder undertakes with each other Rosegrove Shareholder that while it remains a party to this Agreement it will not (except as expressly provided for in this Agreement) agree to cast any of the voting rights exercisable in respect of any of the shares in Rosegrove held by it in accordance with the directions, or subject to the consent of, any other person.

8       Assignability

8.1 This Agreement shall be binding on and shall ensure for the benefit of each Party's successors and assigns and personal representatives (as the case may be).

8.2 None of the Parties may, without the written consent of the others, assign any of their respective rights or obligations under this Agreement.

9       Not a partnership

        Nothing in this Agreement shall create a partnership or establish a relationship of principal and agent or any other fiduciary relationship between or among any of the Parties.

10      This Agreement to prevail

10.1 In the event of any conflict, ambiguity or discrepancy between the provisions of this Agreement and the Articles, the SIIL Shareholders shall join in procuring that the Articles are altered to accord with the provisions of this Agreement, which shall as between the Parties prevail.

10.2 In the event of any conflict, ambiguity or discrepancy between the provisions of this Agreement and the articles of association of Rosegrove or any agreement or arrangement between the Rosegrove Shareholders or by which they are bound, the Rosegrove Shareholders shall join in procuring that the articles of association of Rosegrove and/or any such agreement or arrangement are altered to accord with the provisions of this Agreement, which shall as between the Parties prevail.

10.3    Each of the SIIL Shareholders agrees with the others that it will:

10.3.1 exercise all voting and other rights and powers vested in or available to them respectively to procure the convening of all meetings, the passing of all resolutions and the taking of all steps necessary or desirable to give effect to this Agreement;

10.3.2 not exercise any rights conferred on it by the Articles which are or may be inconsistent with its rights or obligations under this Agreement.

10.4 Each of the Rosegrove Shareholders agrees with the others that it will:

10.4.1 exercise all voting and other rights and powers vested in or available to them respectively to procure the convening of all meetings, the passing of all resolutions and the taking of all steps necessary or desirable to give effect to this Agreement;

10.4.2 not exercise any rights conferred on it by the articles of association of Rosegrove which are or may be inconsistent with its rights or obligations under this Agreement.

11      Remedies to be cumulative

        No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy available at law, in equity, by statute or otherwise. Each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election by any party to pursue one or more of such remedies shall not constitute a waiver by such party of the right to pursue any other available remedy.

12      Further assurance

        Each of the Parties shall, and shall use their respective reasonable endeavours to procure that any necessary third parties shall, execute and deliver to the other Parties such other instruments and documents and take such other action as may be required to carry out, evidence and confirm the provisions of this Agreement.

13      Announcements

        Subject as required by law or by any relevant stock exchange or by any relevant national or supra-national regulatory authorities, all announcements and circulars by or on behalf of any of the Parties and relating to the subject matter of this Agreement shall be in terms to be agreed between the Parties in advance of issue.

14      Costs

        Each of the parties shall be responsible for their respective legal and other costs incurred in relation to the negotiation, preparation and completion of this Agreement.

15     Entire agreement

15.1 This Agreement and the agreements referred to in this Agreement, including (for the avoidance of doubt) the Original Shareholders' Agreement and the Rosegrove Shareholders' Agreement, sets forth the entire agreement and understanding between the Parties or any of them in connection with the Company and the arrangements described herein.

15.2 No purported variation of this Agreement shall be effective unless made in writing between all the Parties.

16      Miscellaneous

16.1 If any term or provision in this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, such term or provision or part shall to that extent be deemed not to form part of this Agreement but the enforceability of the remainder of this Agreement shall not be affected.

16.2 A Party's failure to insist on strict performance of any provision of this Agreement shall not be deemed to be a waiver thereof or of any right or remedy for breach of a like or different nature. Subject as aforesaid, no waiver shall be effective unless specifically made in writing and signed by a duly authorised officer of the Shareholder granting such waiver.

16.3 This Agreement may be entered into in any number of counterparts and by the Parties to it on separate counterparts, each of which when executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

16.4 A person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available other than under that Act.

16.5    Each Party represents and warrants, and undertakes that:

16.5.1 it has the requisite power under its constitutional documentation to execute, deliver and perform its obligations under this Agreement;

16.5.2 the execution and delivery of, and the performance of the obligations of such Party under, this Agreement have been duly authorised by all necessary corporate action on the part of such Party whether under its articles of association (or the equivalent) or otherwise;

16.5.3 this Agreement constitutes, and any other documents executed by such Party which are to be delivered pursuant to this Agreement will, when executed, constitute legal, valid and binding obligations of such Party enforceable in accordance with their respective terms;

16.5.4 the execution and delivery of, and the performance by such Party of its obligations under, and compliance with the provisions of, this Agreement by such Party will not:

        (a) result in a violation of any provision of the memorandum or articles of association (or the equivalent) of such Party; or

        (b) result in a breach of, or constitute a default under, any instrument to which such Party is a party or by which such Party is bound; or

        (c) result in a violation of any law or regulation in any jurisdiction having the force of law or of any order, judgment or decree of any court or governmental agency or agreement to which such Party is a party or by which such Party is bound; and

16.5.5 no consent, authorisation, licence or approval of such Party's shareholders or of any governmental, administrative, judicial or regulatory body, authority or organisation is required to authorise the execution, delivery, validity, enforceability or admissibility in evidence of this Agreement or the performance by such Party of its obligations under this Agreement.

17      Notices

17.1 Any notice or other document to be given under this Agreement shall be in writing and shall be deemed duly given:

17.1.1 if delivered by hand or sent by facsimile transmission to the respective addresses shown below:

        (a)     KERSAF INVESTMENTS LIMITED

                3 Sandown Valley Crescent, Sandown, Sandton, Republic of South Africa

                attention: The Company Secretary

                fax:       002 711 783 7446

                with a copy to:

                Berwin Leighton Paisner, Adelaide House, London Bridge, London EC4R 9HA

                attention: P.F. Robinson

                fax:       0207 760 1111

        (b)     SUN INTERNATIONAL INC.

                c/o Franco & Franco, Edificio Eastern, Avenue Federico Boyd, Piso no. 12 (Penthouse), Panama 5, Republic of Panama

                attention: [DETAILS TO BE PROVIDED BY KERSAF]

                fax:       [DETAILS TO BE PROVIDED BY KERSAF]

                with a copy to:

                Berwin Leighton Paisner, Adelaide House, London Bridge, London EC4R 9HA

                attention: P. F. Robinson

                fax:       0207 760 1111

        (c)     SUN HOTELS INTERNATIONAL

                35 St. Thomas Street, London  SE1 9SN

                attention: The Company Secretary

                fax:       020 7378 0647
                with a copy to:

                Berwin Leighton Paisner, Adelaide House, London Bridge, London EC4R 9HA

                attention: P. F Robinson

                fax:       0207 760 1111

        (d)     ROYALE RESORTS HOLDINGS LIMITED

                Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda

                attention: P. F. Robinson

                fax:       0101 809 2 924720

                with a copy to:

                Berwin Leighton Paisner, Adelaide House, London Bridge, London EC4R 9HA

                attention: P.F. Robinson

                fax:       0207 760 1111

        (e)     WORLD LEISURE INVESTMENTS LIMITED

                Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda

                attention: The Company Secretary

                fax:       001 809 2 924 720

                with a copy to:

                c/o Badgemore House, Gravel Hill, Henley-on-Thames, RG9 4NR

                attention: The Company Secretary

                fax:       01491 576526

        (f)     SUN HOTELS LIMITED

                Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda

                attention: The Company Secretary

                fax:       001 441 2 924 720
                with a copy to:

                c/o Badgemore House, Gravel Hill, Henley-on-Thames, RG9 4NR

                attention: The Company Secretary

                fax:       01491 576526

        (g)     WORLD LEISURE GROUP LIMITED

                c/o Trident Trust Company Limited, PO Box 146, Road Town, Tortola, British Virgin Islands

                attention: The Company Secretary

                fax:       001 284 494 3754

                and

                c/o Badgemore House, Gravel Hill, Henley-on-Thames, RG9 4NR

                attention: The Company Secretary

                fax:       01491 576526

        (h)     ROYALE RESORTS INTERNATIONAL LIMITED

                Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda

                attention: The Company Secretary

                fax:       [DETAILS TO BE PROVIDED BY KERSAF]

                with a copy to:

                Berwin Leighton Paisner Adelaide House, London Bridge, London EC4R 9HA

                attention: P.F. Robinson

                fax:       0207 760 1111

        (i)     CALEDONIA INVESTMENTS PLC

                Cayzer House, 1 Thomas More Street, London E1W 1YB

                attention: The Company Secretary

                fax:       020 7488 0896
                with a copy to:

                Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS

                attention: Jonathan Rees

                fax:       0207 832 7001

        (j)     SOLOMON KERZNER

                Ibstone House, Ibstone, Nr. High Wycombe,
                Buckinghamshire, HP14 3YA

                attention: Solomon Kerzner

                fax:       01491 638807

                with a copy to:

                c/o Badgemore House, Gravel Hill, Henley-on-Thames, RG9 4NR

                attention: The Company Secretary

                fax:       01491 576526

        (k)     SUN INTERNATIONAL MANAGEMENT LIMITED

                Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda

                attention: The Company Secretary

                fax:       00 44 1784 6154

                with a copy to:

                Berwin Leighton Paisner, Adelaide House, London Bridge, London EC4R 9HA

                attention: P.F. Robinson

                fax:       0207 760 1111

        (l)     ROSEGROVE LIMITED

                c/o Codan Trust Company (BVI) Limited, Romasco Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands

                attention: Codan Management (BVI) Limited

                fax:       001 284 494 4929
                with a copy to:

                Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS

                attention: Jonathan Rees

                fax:       0207 832 7001

                and with a copy to:

                Berwin Leighton Paisner, Adelaide House, London Bridge, London EC4R 9HA

                attention: P.F. Robinson

                fax:       0207 760 1111

        (m)     SUN INTERNATIONAL INVESTMENTS LIMITED

                c/o Trident Trust Company Limited, PO Box 146, Road Town, Tortola, British Virgin Islands

                attention: The Company Secretary

                fax:       001 284 494 3754

                with a copy to:

                c/o Badgemore House, Gravel Hill, Henley-on-Thames, RG9 4NR

                attention: The Company Secretary

                fax:       01491 576526

        (n)     MANGALITSA LIMITED

                Sandringham House, 83 Shirley Street, PO Box N3247, Nassau, Bahamas

                attention: Surinder Deal

                fax:       001 242 328 6919

                with a copy to:

                Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS

                attention: Jonathan Rees

                fax:       0207 832 7001

        (o)     HOG ISLAND HOLDINGS LIMITED

                41 Cedar Avenue, Hamilton, PO Box 1179, Bermuda attention: James Keyes

                fax:       001 441 292 8666

                with a copy to:

                Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS

                attention: Jonathan Rees

                fax:       0207 832 7001

        or to such other address and/or number as any such Party may by notice to all other Parties hereto expressly substitute therefor.

17.2 In proving the giving of a notice it shall be sufficient to prove that the notice was left or that the applicable means of telecommunications was properly addressed and despatched (as the case may be) and such notice shall be deemed to have been received:

17.2.1 if delivered by hand during normal business hours, at the time of delivery; or

17.2.2 if sent by facsimile during the normal business hours of the addressee, on the date of successful transmission thereof.

18      Choice of law, submission to jurisdiction and address for service

18.1 This Agreement shall be governed by and interpreted in accordance with English law.

18.2 The Parties hereby irrevocably submit to the non-exclusive jurisdiction of the High Court of Justice in England, and this Agreement may be enforced in any court of competent jurisdiction.

18.3 Each Party shall at all times maintain an agent for service of process in England and:

18.3.1 WLI, Sun Hotels, WLG, SK and SIIL hereby irrevocably authorises and appoints Sun International Management (UK) Limited ("SIMLC") (or such other person resident in England, as such Party may as regards itself by notice to all other Parties substitute) to accept service of all legal process arising out of or connected with this Agreement and service on SIMLC (or such substitute) shall be deemed to be service on the Party concerned;


18.3.2 Kersaf, RRHL, SIMLA, SII, SHIL and RRIL hereby irrevocably authorises and appoints Berwin Leighton Paisner (or such other person resident in England, as such Party may as regards itself by notice to all other Parties substitute) to accept service of all legal process arising out of or connected with this Agreement and service on Berwin

        Leighton Paisner (or such substitute) shall be deemed to be service on the Party concerned; and

18.3.3 CI, Rosegrove, Mangalitsa and Hog Island Holdings hereby irrevocably authorises and appoints Freshfields Bruckhaus Deringer (marked for the attention of the Departmental Managing Partner, Litigation Ref: RHCC) (or such other person resident in England, as such Party may as regards itself by notice to all other Parties substitute) to accept service of all legal process arising out of or connected with this Agreement and service on Freshfields Bruckhaus Deringer (or such substitute) shall be deemed to be service on the Party concerned.

        [Signature pages follow]

IN WITNESS whereof this Agreement has been entered into as a Deed the day and year first above written

EXECUTED as a DEED by                   )      .................................
KERSAF INVESTMENTS LIMITED              )      Director
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )      .................................
SUN INTERNATIONAL INC.                  )      Director
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )      .................................
SUN HOTELS INTERNATIONAL                )      Director
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )      .................................
ROYALE RESORTS HOLDINGS LIMITED         )      Director
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )      .................................
WORLD LEISURE INVESTMENTS LIMITED       )      Director
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )      .................................
SUN HOTELS LIMITED                      )      Director
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )      .................................
WORLD LEISURE GROUP LIMITED             )      Director
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )      .................................
ROYALE RESORTS INTERNATIONAL LIMITED    )      Director
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )      .................................
CALEDONIA INVESTMENTS PLC               )      Director
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )
SOLOMON KERNER                          )
in the presence of:                     )      .................................


EXECUTED as a DEED by                   )      .................................
SUN INTERNATIONAL MANAGEMENT            )      Director
LIMITED                                 )
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )      .................................
ROSEGROVE LIMITED                       )      Director
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )      .................................
SUN INTERNATIONAL INVESTMENTS           )      Director
LIMITED                                 )
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )      .................................
MANGALITSA LIMITED                      )      Director
in the presence of:                     )
                                               .................................
                                               Director

EXECUTED as a DEED by                   )      .................................
HOG ISLAND HOLDINGS                     )      Director
LIMITED                                 )
in the presence of:                            .................................
                                               Director

                                                                   EXHIBIT B



                                                          PWRW&G DRAFT 6/29/01



                          IRREVOCABLE PROXY AGREEMENT

          PROXY AGREEMENT (this "Agreement"), dated as of June ___, 2001, by and among Sun International Hotels Limited, a company incorporated under the laws of The Bahamas (the "Company"), Sun International Investments Limited, a company incorporated under the laws of the British Virgin Islands ("SIIL"), World Leisure Group Limited, a company incorporated under the laws of the British Virgin Islands ("WLG"), Kersaf Investments Limited, a company incorporated under the laws of the Republic of South Africa ("Kersaf"), Caledonia Investments PLC, a company incorporated under the laws of England ("Caledonia"), Mangalitsa Limited, a company incorporated under the laws of The Bahamas ("Mangalitsa"), Cement Merchants SA, a company incorporated under the laws of Panama ("CMS"), Rosegrove Limited, a company incorporated under the laws of the British Virgin Islands ("Rosegrove"), Royale Resorts Holdings Limited, a company incorporated under the laws of Bermuda ("RRHL"), and Sun International Inc., a company incorporated under the laws of Panama ("SINC").

          WHEREAS, contemporaneously herewith, the parties hereto, among others, have entered into a Registration Rights and Governance Agreement (the "Governance Agreement");

          WHEREAS, the Governance Agreement provides, among other things, that the parties to this Agreement listed on Exhibit A hereto as grantors (each, a "Grantor") has agreed to grant an irrevocable proxy (each, a "Proxy") to each of the parties to this Agreement listed opposite the name of such Grantor on Exhibit A (each, a "Grantee").

          NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein and in the Governance Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

          1. Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Governance Agreement.

          2. Grant. Each Grantor hereby appoints to each Grantee a Proxy to represent and vote the Proxy Shares (as defined in Section 3) held of record by such Grantor on the record date for determining the shareholders of the Company eligible to vote on the matter at issue (the "Record Date"), for and in the name, place and stead of such Grantor at all regular, special or other meetings of the Company's shareholders and at any adjournment of such meetings, held during the time this Agreement is in effect pursuant to Section 4, and to act by consent in lieu of a meeting, or otherwise, with respect to the Proxy Shares at all times this Proxy is in effect pursuant to Section 4, in order that such Proxy Shares be voted the same as those Shares held of record by each such Grantee.

          3. Proxy Shares. The term "Proxy Shares" shall mean with respect to each Grantee (a) the ordinary shares, par value $0.001 per share, of the Company held of record by each Grantor as set forth on Exhibit A (including any dividends in kind thereon) or (b) any other class of stock resulting from any reclassification, exchange, substitution, combination, stock split or reverse stock split, including in connection with any merger or otherwise, of such ordinary shares.

          4. Scope and Term. Each Grantor acknowledges and agrees that each Proxy granted pursuant to this Agreement is irrevocable and is coupled with an interest. Each Proxy shall be effective as of the date hereof and shall remain in effect until all of the Proxy Shares subject to this Agreement are sold or foreclosed upon by the Company pursuant to that certain Stock Pledge Agreement, dated as of the date hereof (the "Pledge Agreement"), by and among RRHL and the Company. In addition, this Proxy shall terminate (a) as to any Shares sold in accordance with the terms of the Governance Agreement and (b) with respect to CMS Shares only, upon the transfer of such CMS Shares to any member of the CMS Group pursuant to the CMS Option, the CMS RRHL Acquisition or otherwise.

          5. Transfers. If any portion of the Proxy Shares held by the applicable Grantor is hypothecated, pledged, encumbered or has a security interest granted therein (other than under and pursuant to the Pledge Agreement), the transferee of such Shares shall be bound by this Proxy (and shall execute a new proxy in the form of Exhibit B hereto). In the event of any transfer (as defined in the Governance Agreement) of all or any portion of the Proxy Shares which is not permitted to be made pursuant to the Governance Agreement, this Proxy shall remain in full force and effect and such purported transfer shall be void ab inito in accordance with Section 4.1 of the Governance Agreement.

          6. Legend. (a) For so long as any Proxy is effective, the Company agrees to affix to each certificate representing Proxy Shares, the following legend:

                NOTICE: THE POWER TO VOTE THE SHARES REPRESENTED BY THIS SHARE CERTIFICATE IS SUBJECT TO A PROXY WHICH IS IRREVOCABLE.

          (b) The Company shall remove such legend upon the sale of any such Proxy Shares in accordance with the terms and conditions set forth in the Governance Agreement.

          7. Representations and Warranties of the Grantor. Each Grantor hereby represents and warrants jointly but not severally to each Grantee, as follows:

          (a) Existence. Each Grantor has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization.

          (b) Power and Authority. Each Grantor has all necessary power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Proxies contemplated hereby, and the execution, delivery and performance of this Agreement by such Grantor and the consummation by such Grantor of the matters contemplated hereby have been duly authorized by all necessary action on the part of such Grantor, and no other proceeding on the part of such Grantor is necessary to authorize the execution, delivery or performance of this Agreement. Each Proxy has been duly and validly executed and delivered by each Grantor and, assuming the valid authorization, execution and delivery of this Proxy by the applicable Grantee, constitutes a legal, valid and binding obligation of the Grantor, enforceable against such Grantor in accordance with its terms.

          (d) No Conflict. None of the execution and delivery of this Agreement by each Grantor, the consummation by such Grantor of the Proxy contemplated hereby or compliance by such Grantor with any of the provisions hereof shall (i) conflict with or violate the Charter Documents of such Grantor, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, lease, permit, franchise, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Grantor is a party or by which such Grantor or any of his or its properties or assets (including the Proxy Shares) may be bound, or (iii) violate any order, writ, injunction, decree, judgment, law, statute, rule, regulation or administrative or arbitral order applicable to such Grantor or any of its properties or assets.

          (e) Title to the Owned Shares. Each Grantor is the holder of record of the Proxy Shares set forth opposite its name on Exhibit A. Such Proxy Shares (and with respect to any member of a Group, the Proxy Shares set forth opposite the names of the members of such Group on Exhibit A) are all the securities of the Company either Beneficially Owned or owned of record by such Grantor as of the date hereof and the Grantor owns no other Equity Securities. Except to the extent set forth in the Pledge Agreement, (i) such Proxy Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Grantor's voting rights, charges and other encumbrances of any nature whatsoever and
(ii) such Grantor has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Proxy Shares.

          8. Covenants.

          (a) No Inconsistent Agreements. Each Grantor hereby covenants and agrees that, except as contemplated by this Agreement and the Pledge Agreement, it shall not enter into any agreement, arrangement or understanding (including, without limitation, any voting agreement) with, or grant a proxy or power of attorney to, any Person (other than the Grantees) with respect to the Proxy Shares.

          (b) Reduction. Each Grantor and Grantee covenants and agrees that, upon consummation of a sale by any Grantor of any Proxy Shares, (i) in the case of a sale of Proxy Shares other that those in respect of which a Proxy has been granted to CMS, the number of Proxy Shares subject to any Proxy shall be reduced so as to maintain the pro rata share of each Grantee as set forth on Exhibit A and (ii) in the case of a sale of Shares in respect of which a Proxy has been granted to CMS, only the number of Shares subject to the Proxy granted to CMS shall be reduced and the pro rata share of each Grantee as set forth on Exhibit A shall be adjusted accordingly.

          (c) Permitted Transfers. In the event of any transfer by any Grantor to any such Grantor's Affiliated Transferees, such Grantor shall cause such Affiliated Transferee to become a party to this Agreement and such Shares shall remain subject to any Proxy granted hereunder.

          9. Amendments; No Waivers.

          (a) No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed by each of the Company, WLG, Kersaf, Caledonia and CMS, and, in the case of a waiver, by the party against whom the waiver is to be effective; provided that no such amendment or waiver shall be effective against the Company without the prior approval of a majority of the Company's Independent Directors. --------

          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          10. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Except as expressly provided herein, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement.

          11. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of The Bahamas applicable to agreements made and to be performed entirely therein.

          12. JURISDICTION.

          (a) ANY ACTION OR PROCEEDING AGAINST EITHER OF THE PARTIES HERETO RELATING IN ANY WAY TO THIS AGREEMENT MAY BE BROUGHT OR ENFORCED IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE, LOCATED IN NEW YORK, NEW YORK, AND EACH OF THE PARTIES HERETO IRREVOCABLY CONSENTS, AND SHALL CAUSE EACH OF ITS AFFILITAES TO IRREVOCABLEY CONSENT, TO THE JURISDICTION OF EACH SUCH COURT IN RESPECT OF ANY SUCH ACTION OR PROCEEDING. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS, AND SHALL CAUSE EACH OF ITS AFFILIATES TO IRREVOCABLY CONSENT, TO THE SERVICE OF PROCESS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL,

POSTAGE PREPAID, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED FOR NOTICES HEREUNDER. THE FOREGOING SHALL NOT LIMIT THE RIGHT OF ANY OF THE PARTIES HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING ANY ACTION OR PROCEEDING, OR TO OBTAIN EXECUTION OF ANY JUDGMENT, IN ANY OTHER JURISDICTION.

          (b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE EACH OF ITS AFFILIATES TO IRREVOCABLY WAIVE, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING UNDER OR RELATING TO THIS AGREEMENT IN ANY COURT LOCATED IN NEW YORK, NEW YORK, AND HEREBY FURTHER IRREVOCABLY WAIVES, AND SHALL CAUSE EACH OF ITS AFFILITAES TO IRREVOCABLY WAIVE, ANY CLAIM THAT A COURT LOCATED IN NEW YORK, NEW YORK, IS NOT A CONVENIENT FORUM FOR ANY SUCH ACTION OR PROCEEDING.

          13. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signature thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto.

          14. Specific Performance. The parties hereto (and any Person who agrees to be bound hereby pursuant to the terms hereof) acknowledge and agree, and shall cause each of its Affiliates to agree, that their respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, agree that, in the event of a breach or threatened breach by any party (or any of such Persons) of the provisions of this Agreement, in addition to any remedies at law, they shall, respectively, without posting any bond, be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

          15. Severability. If any provision of this Agreement or the application of any provision hereof to any party hereto or set of circumstances is held invalid, the remainder of this Agreement and the application of such provision to the other parties hereto or sets of circumstances shall not be affected, unless the provisions held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

                           [Signature pages follow]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                             SUN INTERNATIONAL HOTELS LIMITED

                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:


                                             SUN INTERNATIONAL INVESTMENTS
                                             LIMITED

                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:


                                             WORLD LEISURE GROUP LIMITED

                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:


                                             KERSAF INVESTMENTS LIMITED

                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:


                                             CALEDONIA INVESTMENTS PLC

                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:


                                             MANGALITSA LIMITED

                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:

                                             CEMENT MERCHANTS SA

                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:


                                             ROSEGROVE LIMITED

                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:


                                             ROYALE RESORTS HOLDINGS LIMITED

                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:


                                             SUN INTERNATIONAL INC.

                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:

                                                                       Exhibit A




Grantors                         Grantees     No. of Proxy Shares Pro Rata Share
--------                                      ------------------- --------------

SIIL                             WLG          6,143,501.6         34.8%
                                 Mangalitsa   6,143,501.6         34.8%
                                 CMS          1,200,376.8          6.8%


Rosegrove                        Mangalitsa   1,793,531.0         10.1%
                                 WLG            481,031.0          2.7%
                                 CMS            350,437.0          2.0%


Sun International Inc.           Mangalitsa     550,000.0          3.1%
                                 WLG            550,000.0          3.1%

Royale Resorts Holdings Limited  CMS            136,170.0          0.8%
                                 WLG            186,915.0          1.0%
                                 Mangalitsa     186,915.0          1.0%

                                                                     EXHIBIT C



PARADISE ISLAND, Bahamas, Jul 3, 2001 /PRNewswire/ -- Sun International Hotels Limited (NYSE: SIH) today announced the restructuring of its majority shareholder, Sun International Investments Limited ("SIIL"), and the resolution of certain disagreements with SIIL and certain of its shareholders. SIIL and its shareholders currently beneficially own approximately 67% of the Company's outstanding shares. SIIL is itself owned in equal thirds by the Kersaf Investments Limited Group ("Kersaf"), Caledonia Investments Limited ("Caledonia") and World Leisure Group Limited ("WLG"), a company controlled by Sol Kerzner, Chairman and CEO of the Company. SIIL is currently governed by a shareholders agreement (the "SIIL Shareholders Agreement") pursuant to which all major decisions of SIIL require the unanimous consent of its shareholders. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the Sun International name and there has been some confusion regarding the use of the Sun International name by both Kersaf and the Company. As part of the restructuring the following has been agreed:

1. SIIL will be dissolved and the SIIL Shareholders Agreement will be terminated. As a result, the SIIL shareholders will hold their shares in the Company directly. As part of this dissolution, Kersaf will grant a proxy to vote its shares in the Company to WLG and Caledonia. As a result of these actions, Caledonia will own shares representing approximately 22% of the Company's outstanding shares and have the right to vote an additional 10%, WLG will own shares representing 17% of the Company's outstanding shares and have the right to vote an additional 10%, and Cement Merchants SA, a partner in Kersaf's hotel, casino and resort management activities in southern Africa ("CMS"), will control shares representing approximately 6% of the Company's outstanding shares.

2. D. A. Hawton, Chairman of Kersaf, has agreed to resign from the Board of Directors of the Company and Mr. von Rantzau, a principal of CMS, has been invited to join the Board.

3. The Company has granted certain registration rights to Kersaf, Caledonia, WLG and CMS, and Kersaf has agreed to sell 2,000,000 of the Company's shares (the "Designated Shares") in a registered public offering before June 30, 2002, subject to certain extensions.

4. Kersaf has entered into a standstill agreement pursuant to which ithas agreed for a period of five years not to acquire any shares of the Company. In addition, subject to certain rights of first refusal as between themselves, each of Caledonia, WLG and CMS have agreed for a period of five years not to acquire any additional shares of the Company in excess of 5,900,000, in the case of Caledonia and WLG, and 4,000,000, in the case of CMS.

5. The term of the directors of the Company, consisting of Sol Kerzner, Peter Buckley, Eric Siegel, Howard Marks and Mr. von Rantzau, shall run until the Company's Annual General Meeting in 2004.

6. After a transition period not to exceed one year, the Company will cease using the names "Sun" and "Sun International" and Kersaf will have exclusive rights to use such names.

7. Until the earlier of June 30, 2002 or the date that Kersaf sells the Designated Shares, Kersaf will operate exclusively inside the continent of Africa and the Company will be free to operate in all other areas. After such period, each of the Company and Kersaf will be free to operate anywhere in the world.

8. Kersaf will pursue a potential resort development project in Port Ghalib, Egypt, and the Company will receive between 25% and 50% of Kersaf's gross receipts from such project, if consummated, such percentage to be determined based on certain thresholds.

9. Kersaf shall make a one-time payment of $3.5 million to the Company and issue a secured note to the Company with a principal amount of $12 million and a maturity date of June 30, 2003. The note will bear interest at a rate of 9% per annum payable quarterly.

          Butch Kerzner, the Company's President, commented, "We are very pleased that we have been able achieve this restructuring and resolve our disagreements with SIIL and certain of its shareholders. As a result of the orderly sale of the shares held by Kersaf and the break-up of SIIL, the Company will increase the public float of its shares and will be operated as an independent public company. It further clears up any brand confusion between Kersaf and the Company that may have existed in certain of our consumer markets."

          The Company will host a conference call at 10:00 AM, Eastern Time to discuss this news release. All participants will be in a listen-only mode and the floor will be opened for a question and answer session following the presentation. The dial in numbers are 888-868-9078 (domestic) and 973-628-7055 (international). A replay of this conference call will be available for 48 hours following the call. The replay dial numbers are 877-519-4471 (domestic) and 973-341-3080 (international) and the replay access code is 2539098.

          Sun International Hotels Limited is an international resort and gaming company that develops, operates and manages premier resort and casino properties. The Company currently operates or manages resort hotels and/or casinos in The Bahamas, Indian Ocean and Dubai. In addition, the Company earns income based on the gross revenues of the Mohegan Sun, operated by an unaffiliated entity in Connecticut. The Company's flagship property is Atlantis, Paradise Island, a 2,317-room resort and casino located on Paradise Island in The Bahamas.

          Statements in this release which are not historical facts are "forward looking" statements and "safe harbor statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company's public filings with the Securities and Exchange Commission.

          Inquiries should be directed to Charles D. Adamo, Executive Vice President--Corporate Development & General Counsel of Sun International Hotels Limited at 1-242-363- 6017